EXHIBIT 12

BOSTON SCIENTIFIC CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (unaudited)

	Year Ended December 31,
in millions	2014	2013	2012	2011	2010
Fixed charges
Interest expense and amortization of debt issuance costs (a)	$216	$324	$261	$281	$393
Interest portion of rental expense	25	25	27	18	18
Total fixed charges	$241	$349	$288	$299	$411

Earnings
Income (loss) before income taxes	$(509)	$(223)	$(4,107)	$642	$(1,063)
Fixed charges, per above	241	349	288	299	411
Total earnings (deficit), adjusted	$(268)	$126	$(3,819)	$941	$(652)

Ratio of earnings to fixed charges (b)		0.36		3.15

a) The interest expense included in fixed charges above reflects only interest on third party indebtedness and excludes any interest expense accrued on uncertain tax positions, as permitted by Financial Accounting Standards Board Accounting Standards Codification™ Topic 740, Income Taxes.

b) Earnings were deficient by $268 million in 2014, $3.819 billion in 2012 and $652 million in 2010.

The ratio of earnings to fixed charges for the year ended December 31, 2014, is not necessarily indicative of results that may be expected in future years.  The data above include certain charges (credits) recorded in conjunction with goodwill and intangible asset impairments, acquisitions, divestitures, restructuring-related activities, debt extinguishment charges, amortization, and/or litigation-related charges. The ratios above should be read in conjunction with our consolidated financial statements, including the notes thereto, included in Item 8 of this Annual Report on Form 10-K, which are incorporated by reference herein.